Press Release

Q2: double-digit sales and solid business EPS growth. 2025 sales guidance is now high single-digit growth, at upper end of range
Paris, July 31, 2025
Q2 sales growth of 10.1% at CER1 and business EPS2 of €1.59
•Pharma launches increased sales by 39.8%, reaching €0.9 billion, driven by ALTUVIIIO
•Dupixent sales increased by 21.1% to €3.8 billion, supported by the COPD launch
•Vaccines sales increased by 10.3% to €1.2 billion
•Research and Development expenses were €1.9 billion, up 17.7%
•Selling, general and administrative expenses were €2.3 billion, up 7.8%
•Business EPS was €1.59, up 8.3% at CER and up 1.9% reported; IFRS EPS was €3.24
Pipeline progress
•Three regulatory approvals: Dupixent BP (US), Sarclisa NDMM, TE (EU), and MenQuadfi meningitis (US)
•Three phase 3 readouts, incl. itepekimab COPD (one met primary endpoint/one did not); positive SP0087 in rabies prevention
•Seven regulatory designations, including orphan and fast track, in rare diseases, neurology, and oncology
Capital allocation
•Sanofi and CD&R closed the Opella transaction, creating an independent global consumer healthcare leader
•Acquisitions completed: Blueprint, in rare diseases/immunology, and Dren Bio’s DR-0201, early-stage pipeline in immunology
•Acquisitions announced: Vigil, in Alzheimer’s disease, and Vicebio, in respiratory vaccines, adding to the early-stage pipeline3
Sustainability
•Sanofi ranked the world’s tenth most sustainable company and number one in Pharmaceuticals & Biotechnology by TIME
Guidance
•In 2025, sales are anticipated to grow by a high single-digit percentage at CER (previously mid-to-high single-digit). Sanofi confirms the expectation of a strong business EPS rebound with growth at a low double-digit percentage at CER (before share buyback), now including all expenses from newly acquired businesses4
~~•~~Sanofi intends to complete its €5 billion share buyback program in 2025. 80.3% has been repurchased to date
Paul Hudson, Chief Executive Officer: “We delivered strong performance in Q2 with 10.1% sales growth. Our nine newly launched medicines and vaccines grew by 47.3%. Eight years after market introduction, Dupixent grew by more than 20%, supported by the COPD launch. Based on strong sales performance in H1, we are refining our 2025 sales guidance to the upper end of our previous range. At the same time, we confirm our guidance of a strong business EPS rebound, which now includes all expenses from newly acquired businesses.
Our pipeline continues to make progress despite the mixed results with itepekimab in COPD. We are progressing the data analysis and once finished, we will discuss with regulatory authorities. We remain steadfast in our dedication to bringing new medicines and vaccines to patients. We eagerly anticipate several important phase 3 data readouts in the second half of the year, including amlitelimab in atopic dermatitis and tolebrutinib in primary progressive multiple sclerosis.
Earlier in July, we successfully closed the acquisition of Blueprint in rare diseases, and we are anticipating the closing of the Vigil acquisition in neurology during Q3. Sanofi will remain focused on strategically redeploying capital towards growth and differentiated science with attractive financial returns. We continue to advance our strategy as an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth.”

	Q2 2025		Change	Change at CER	H1 2025		Change	Change at CER
IFRS net sales reported	€9,994	m	+6.0%	+10.1%	€19,889	m	+8.3%	+9.9%
IFRS net income reported	€3,939	m	+253.9%	—	€5,812	m	+158.8%	—
IFRS EPS reported	€3.24		+264.0%	—	€4.74		+163.3%	—
Free cash flow[5]	€1,429	m	+65.8%	—	€2,458	m	+474.3%	—
Business operating income	€2,461	m	-2.4%	+3.3%	€5,363	m	+8.6%	+10.8%
Business net income	€1,940	m	-0.6%	+5.1%	€4,152	m	+7.6%	+9.8%
Business EPS	€1.59		+1.9%	+8.3%	€3.39		+9.7%	+12.0%
1 Changes in net sales are at constant exchange rates (CER) unless stated otherwise (definition in Appendix 9).
2 To facilitate an understanding of operational performance, Sanofi comments on the business net income, a non-IFRS financial measure (definition in
Appendix 9). The income statement is in Appendix 3 and a reconciliation of net income as reported under IFRS to business net income is in Appendix 4.
3 Subject to closing conditions detailed overleaf.
4 Applying July 2025 average currency exchange rates, the currency impacts are estimated at around -4% on sales and at around -6% on business EPS.
5 Free cash flow is a non-IFRS financial measure (definition in Appendix 9).

SANOFI PRESS RELEASE Q2 2025	1

Q2 and H1 2025 summary
A conference call and webcast for investors and analysts will begin at 14:30 CEST with details on sanofi.com, including slides.

The performance shown in this press release covers the three-month period to June 30, 2025 (the quarter or Q2 2025) and the six-month period to June 30, 2025 (the half or H1 2025) compared to the three-month period to June 30, 2024 (Q2 2024) and the six-month period to June 30, 2024 (H1 2024) respectively. All percentage changes in sales in this press release are at CER.

In Q2 2025, sales were €9,994 million and increased by 10.1%. Exchange rate movements had a negative effect of 4.1 percentage points (pp); therefore, as reported, sales increased by 6.0%. The divestments of medicines/portfolio streamlining had a negative impact of 0.4pp on sales growth. In H1 2025, sales were €19,889 million and increased by 9.9%. Exchange rate movements had a negative effect of 1.6pp; therefore, as reported, sales increased by 8.3%. The divestments of medicines/portfolio streamlining had a negative impact of 0.4pp on sales growth.
Sales by geography

Net sales (€ million)	Q2 2025	Change at CER	H1 2025	Change at CER
United States	4,878	+17.3%	9,535	+16.4%
Europe	2,101	+3.0%	4,144	+1.8%
Rest of World	3,015	+4.4%	6,210	+6.4%
of which China	687	+1.8%	1,388	+0.1%
US sales were €4,878 million and increased by 17.3%. The performance was primarily driven by Immunology, pharma launches, Lantus insulin, while Vaccine sales increased at a slower pace.
Europe sales were €2,101 million and increased by 3.0%. Growth was driven by Immunology, pharma launches, and Vaccines. Other main medicine sales were lower.
Rest of World sales were €3,015 million and increased by 4.4%. The performance was led by Vaccines, including Beyfortus, Immunology, pharma launches, Toujeo insulin, while other main medicines declined. China sales were €687 million and increased by 1.8% in a declining market, impacted by the renewed national reimbursement drug list and volume-based procurement.
Business operating income
In Q2 2025, business operating income (BOI) was €2,461 million and increased by 3.3% (-2.4% reported) from €2,521 million in Q2 2024. The ratio of BOI to net sales was 25.1% and decreased by 1.6pp (24.6% reported, down by 2.1pp). The decrease was mainly driven by higher R&D expenses (up by 17.7%) and higher Regeneron profit sharing. In H1 2025, BOI was €5,363 million and increased by 10.8% (8.6% reported) from 4,938 million in H1 2024. The ratio of BOI to net sales was 27.1% and increased by 0.2pp (27.0% reported, up by 0.1pp).
Business development
Business development, including strategic investments in external innovation is an integral part of Sanofi’s efforts to access optionality for promising scientific developments to contribute to pipeline replenishment.
In early June, Sanofi announced the intention to acquire Blueprint Medicines Corporation (Blueprint), a US publicly traded biopharma company focused on systemic mastocytosis (SM), a rare disease. Blueprint developed Ayvakit/Ayvakyt (avapritinib), approved in the US and the EU, with net revenues of $479 million in 2024 and $175 million in Q2 2025, representing year-on-year growth of 52.5% versus Q2 2024. The acquisition will also bring elenestinib, a potential next-generation medicine for SM, as well as BLU-808, a highly selective and potent oral wild-type KIT inhibitor that has the potential to treat a broad range of diseases in immunology. Furthermore, Blueprint’s established presence among allergists, dermatologists, and immunologists is expected to enhance Sanofi’s growing presence in immunology and its own pipeline. The total equity value of the transaction, including potential contingent value right payments, represents c.$9.5 billion on a fully diluted basis. The acquisition closed on July 17, 2025, from which date Blueprint became fully consolidated in Sanofi.
In May, Sanofi announced the intention to acquire Vigil Neuroscience, Inc. (Vigil), a publicly traded biotech company focused on developing novel therapies for neurodegenerative diseases. This acquisition in neurology, one of Sanofi’s four strategic disease areas, enhances Sanofi’s early-stage pipeline and includes VG-3927, which will be evaluated in a phase 2 clinical study in Alzheimer’s disease. VG-3927 is an oral small molecule TREM2 agonist. The total equity value of the transaction represents c.$470 million on a fully diluted basis. The companies expect the transaction to close in Q3 2025.1
On July 22, Sanofi announced the intention to acquire Vicebio Limited (Vicebio), a privately held biotechnology company headquartered in London, UK. The acquisition brings an early-stage combination vaccine candidate for respiratory syncytial virus (RSV) and human metapneumovirus (hMPV), both respiratory viruses, and expands the capabilities in vaccine design and development with Vicebio’s ‘Molecular Clamp’ technology. The vaccine candidate complements Sanofi’s position in the respiratory vaccines area where the company is present in flu and RSV prevention. It also allows Sanofi to offer increased physician and patient choice in RSV and hMPV by adding a non-mRNA vaccine to its pipeline.2
1 Subject to customary closing conditions including the tender of at least a majority of the outstanding shares of common stock.
2Subject to customary closing conditions, including receipt of regulatory approvals.

SANOFI PRESS RELEASE Q2 2025	2

Biopharma segment
Pharma
Launches

Net sales (€ million)	Q2 2025	Change at CER	H1 2025	Change at CER
ALTUVIIIO	291	+91.8%	542	+95.4%
Nexviazyme/Nexviadyme	192	+17.3%	387	+21.6%
Sarclisa	140	+19.0%	276	+22.5%
Rezurock	132	+21.1%	263	+28.0%
Cablivi	69	+29.6%	136	+20.4%
Xenpozyme	54	+48.6%	110	+54.2%
Tzield	18	+63.6%	29	+38.1%
Qfitlia	1	—%	1	—%
Total	897	+39.8%	1,744	+41.7%
ALTUVIIIO (hemophilia A) sales were €291 million of which 82% were in the US. Growth was driven by continued patient switches from older plasma-derived and recombinant factor medicines and to a lesser extent from non-factor treatments. Rest of World sales of €53 million benefited from the launch in Japan and supply sales to the collaborator Sobi. The hemophilia A franchise (ALTUVIIIO and Eloctate combined) sales were €356 million and increased by 41.1%, primarily driven by ALTUVIIIO’s strong performance of €291 million, while Eloctate contributed €65 million.
Nexviazyme/Nexviadyme (Pompe disease) sales were €192 million and increased by 17.3%, driven by Europe (+30.8%). In the US (+13.5%), all eligible/non-pediatric patients have converted from Myozyme/Lumizyme. The Pompe disease franchise (Nexviazyme/Nexviadyme and Myozyme/Lumizyme combined) sales were €332 million and decreased by 1.7%.
Sarclisa (multiple myeloma) sales were €140 million and increased by 19.0%, driven by increased use in the front-line setting and market share gains globally.
Rezurock (chronic graft-versus-host disease, third line) sales were €132 million and increased by 21.1%, driven by launches gaining further momentum in Europe (sales of €14 million) and in Rest of World (sales of €11 million), including in China.
Cablivi (acquired thrombotic thrombocytopenic purpura) sales were €69 million and increased by 29.6%, driven by more patients being identified for treatment in the US and Europe.
Xenpozyme (acid sphingomyelinase deficiency) sales were €54 million and increased by 48.6%, mainly driven by Europe.
Tzield (delay onset of type 1 diabetes) sales were €18 million and increased by 63.6% with sales benefiting from the continued investment in education and progress in screening.
Qfitlia (hemophilia A and B) sales were €1 million with several patients treated following approval in the US in March 2025.
Immunology

Net sales (€ million)	Q2 2025	Change at CER	H1 2025	Change at CER
Dupixent	3,832	+21.1%	7,312	+20.7%
Dupixent sales were €3,832 million and increased by 21.1%. Global sales were driven by continued strong demand in all approved indications, including atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis, eosinophilic esophagitis, prurigo nodularis, chronic spontaneous urticaria, chronic obstructive pulmonary disease (COPD), and bullous pemphigoid. In the US sales were €2,807 million and increased by 22.7% driven by volume across all indications, established as well as newly approved. In Europe, sales were €485 million and increased by 21.3% reflecting strong momentum in all approved indications. In Rest of World, sales were €540 million and increased by 12.9%, driven by volume growth in Japan and other geographies, partially offset by the impact of the national reimbursement drug list renewal in China. In H1 2025, sales were €7,312 million and increased by 20.7%, driven by strong demand across all approved indications and geographies.

SANOFI PRESS RELEASE Q2 2025	3

Other main medicines

Net sales (€ million)	Q2 2025	Change at CER	H1 2025	Change at CER
Lantus	426	+11.5%	876	+17.7%
Toujeo	338	+10.5%	692	+10.3%
Fabrazyme	263	-0.4%	525	+1.0%
Plavix	229	+1.3%	473	+1.9%
Lovenox	209	-15.6%	447	-11.0%
Cerezyme	173	-7.8%	363	-8.6%
Alprolix	145	+7.8%	305	+13.7%
Myozyme/Lumizyme	140	-19.4%	275	-24.8%
Praluent	137	+10.3%	267	+8.5%
Thymoglobulin	126	+2.3%	248	+2.4%
Cerdelga	80	—%	166	+1.2%
Eloctate	65	-35.2%	135	-28.8%
Aubagio	73	-29.0%	138	-33.0%
Lantus sales were €426 million and increased by 11.5%. US sales were €199 million and increased by 32.9% benefiting from windfall sales due to the unavailability of competing medicines. In 2025, customer demand is expected to normalize as the current windfall sales diminish. In Europe and Rest of World, combined sales decreased by 2.5%.
Toujeo sales were €338 million and increased by 10.5%, driven by Rest of World (+20.8%) where Toujeo continued to increase its basal insulin market share. Sales in Europe (+3.3%) and US (+3.3%) increased slightly.
Fabrazyme sales were €263 million and broadly stable with slight growth in the number of patients.
Plavix sales were €229 million and increased by 1.3%, reflecting volume growth in Rest of World offset by volume-based procurement in China.
Lovenox sales were €209 million and decreased by 15.6%, mainly as the result of impact from biosimilar competition in Europe.
Cerezyme sales were €173 million and decreased by 7.8%, driven by an element of phasing. The Gaucher disease franchise (Cerezyme and Cerdelga) sales were €253 million and decreased by 5.5%.
Alprolix sales were €145 million and increased by 7.8%, benefiting from supply sales to the collaborator Sobi.
Myozyme/Lumizyme sales were €140 million and decreased by 19.4% due to the ongoing shift to Nexviazyme/Nexviadyme.
Praluent sales were €137 million and increased by 10.3% because of higher sales in Europe, partly offset by lower sales in Rest of World.
Thymoglobulin sales were €126 million and increased by 2.3%, reflecting higher sales in the US and Europe.
Cerdelga sales were €80 million and stable with modest patient growth in the US and Rest of World.
Eloctate sales were €65 million and decreased by 35.2% because of patients converting to ALTUVIIIO.
Aubagio sales were €73 million and decreased by 29.0%, reflecting losses of exclusivity in the US and the EU in 2023. Quarterly performance benefited from clinical-study supplies to a pharma company. Aubagio sales are expected to continue to decrease.
Vaccines

Net sales (€ million)	Q2 2025	Change at CER	H1 2025	Change at CER
Polio/Pertussis/Hib primary and booster vaccines	693	+1.3%	1,361	+2.4%
Meningitis, Travel and endemic vaccines	307	+7.4%	609	+5.5%
Influenza vaccines	141	+26.1%	214	+15.4%
RSV (Beyfortus)	72	+322.2%	356	+79.0%
Total	1,214	+10.3%	2,540	+10.9%
Vaccines sales were €1,214 million and increased by 10.3%, mainly due to the geographic rollout of Beyfortus infant protection.
Polio/Pertussis/Hib (PPH) primary and booster vaccines sales were €693 million and increased by 1.3%, driven by demand for pediatric combinations in Rest of World.
Meningitis, Travel and endemic vaccines sales were €307 million, and increased by 7.4%, driven by increased meningitis vaccinations in Rest of World and phasing of travel and endemic vaccines.
Influenza vaccines sales were €141 million and increased by 26.1% due to one-offs from late-season immunizations in the US and Europe, while Southern Hemisphere sales decreased slightly.
Beyfortus sales were €72 million through expansion of infant protection in Rest of World, including countries in the Southern Hemisphere and Japan. Beyfortus now protects infants in more than 25 countries.

SANOFI PRESS RELEASE Q2 2025	4

Business operating income
In Q2 2025, Biopharma BOI was €2,454 million and increased by 3.1% (-2.5% reported) from €2,517 million in Q2 2024. The ratio of BOI to net sales was 25.0% and decreased by 1.7pp (24.6% reported, down by 2.1pp). The decrease was mainly driven by higher R&D expenses (up by 17.7%) and higher Regeneron profit sharing. In H1 2025, Biopharma BOI was €5,347 million and increased by 11.0% (8.8% reported) from €4,916 million in H1 2024. The ratio of BOI to net sales was 27.0% and increased by 0.2pp (26.9% reported, up by 0.1pp).
Pipeline update
Sanofi has 82 projects in a pipeline across four main disease areas (Immunology, Rare diseases, Neurology, and selectively in Oncology) and Vaccines, including 40 potential new medicines and vaccines. The following section highlights significant developments in the late- and mid-stage pipeline since the prior results press release.
Highlights

Regulatory approvals	Dupixent – BP (US) Sarclisa – NDMM, TE (EU) MenQuadfi – meningitis (six weeks+) (US)
Regulatory submission acceptances	Dupixent – BP (JP) Cerezyme – GD3 (US)
Phase 3 data readouts	itepekimab – COPD primary endpoint met (AERIFY-1); not met (AERIFY-2) SP0087 – rabies primary endpoint met
Phase 3 study starts	SP0218 – yellow fever
Regulatory designations	riliprubart – AMR orphan drug (US)
rilzabrutinib – SCD orphan drug (US)
rilzabrutinib – IgG4-RD fast track (US)
rilzabrutinib – IgG4-RD orphan (EU)
riliprubart – CIDP orphan drug (JP)
SAR446597 – dAMD/GA fast track (US)
SAR446523 – R/R MM orphan drug (US)
Immunology
Dupixent (dupilumab)
The US Food and Drug Administration (FDA) approved Dupixent for the treatment of adult patients with bullous pemphigoid (BP). BP primarily affects elderly patients, and is characterized by intense itch, painful blisters, and lesions, as well as reddening of the skin. It can be chronic and relapsing with underlying type-2 inflammation. The blisters and rash can form over much of the body and cause the skin to bleed and break down, resulting in patients being more prone to infection and affecting their daily functioning. Available treatment options are limited and can add to overall disease burden by suppressing a patient’s immune system. The FDA evaluated Dupixent under priority review, which is reserved for medicines that represent potentially significant improvements in efficacy or safety in treating serious conditions. Dupixent was previously granted orphan drug designation by the FDA for BP, which applies to investigational medicines intended for the treatment of rare diseases that affect fewer than 200,000 people in the US. Additional regulatory applications are under review around the world, including in the EU, Japan (recently submitted), and China.
Rezurock (belumosudil)
The ROCKnrol-1 phase 3 study (clinical study identifier: NCT06143891) evaluating Rezurock in first-line chronic graft-versus-host disease will be discontinued based on a pre-specified futility interim analysis. No major safety concerns were identified.
itepekimab (IL33 monoclonal antibody, mAb)
The AERIFY-1 phase 3 study (clinical study identifier: NCT04701983) evaluating itepekimab in former smokers with inadequately controlled COPD met the primary endpoint of a statistically significant reduction in moderate or severe acute exacerbations compared to placebo of 27% at week 52 for the once every two weeks dose schedule, a clinically meaningful benefit. With a reduction of only 2% at week 52, the AERIFY-2 phase 3 study (clinical study identifier: NCT04751487) did not meet the same primary endpoint. In the studies, patients were randomized to receive itepekimab every two weeks, every four weeks, or placebo, which was added to inhaled triple or double standard-of-care therapy. The safety of itepekimab was consistent across the studies, and adverse events were generally comparable between treatment and placebo groups. Sanofi and Regeneron are reviewing the data, including the apparent loss of benefit in AERIFY-2, and will discuss with regulatory authorities to evaluate next steps. Detailed results will be presented at a forthcoming medical meeting.
riliprubart (C1s mAb)
The US FDA granted orphan drug designation to riliprubart for the treatment of antibody-mediated rejection (AMR) in solid organ transplantation. This designation reflects Sanofi’s commitment to addressing a critical unmet need in transplant medicine, where AMR remains a significant challenge with no FDA-approved treatments available.
SAR444656 (IRAK4 degrader)
In late June, Sanofi’s collaborator Kymera Therapeutics, Inc. announced that development would not continue of KT-474 (SAR444656). The molecule was in phase 2 development for AD (clinical study identifier: NCT06058156) and hidradenitis suppurativa (clinical study identifier: NCT06028230). Instead, a second molecule, KT-485 (to be named SAR447971), against the same target is being prioritized for development under the existing IRAK4 collaboration.

SANOFI PRESS RELEASE Q2 2025	5

Rare diseases
Cerezyme (imiglucerase)
The US FDA accepted for review the submission of the supplemental biologics license application (sBLA) for Cerezyme to treat patients with Gaucher disease type 3 (GD3), with no age limitation for patients with GD1 and GD3. The target action date for the FDA decision is January 13, 2026.
rilzabrutinib (BTK inhibitor)
•The US FDA granted orphan drug designation to rilzabrutinib, a novel, advanced, oral, reversible Bruton's tyrosine kinase (BTK) inhibitor that works via multi-immune modulation, to target a reduction in vaso-occlusive crises in sickle cell disease (SCD).
•In addition, the US FDA granted fast-track designation (FTD) to rilzabrutinib for the treatment of IgG4-related disease (IgG4-RD). FTD is an FDA process designed to facilitate the development, and expedite the review of, medicines to treat serious conditions and fill unmet medical need. The FDA created this process to help deliver important new drugs to patients earlier, and it covers a broad range of serious illnesses.
•The European Medicines Agency (EMA) granted orphan designation for rilzabrutinib in IgG4-RD. Previously, in April 2025, the US FDA granted orphan drug designation to rilzabrutinib in the same indication.
Neurology
riliprubart (C1s mAb)
The Ministry of Health, Labour and Welfare (MHLW) in Japan granted orphan drug designation to riliprubart for people with chronic inflammatory demyelinating polyneuropathy (CIDP). Despite available therapies, many CIDP patients are left with residual symptoms, including weakness, numbness, and fatigue that can lead to long-term morbidity and diminished quality of life. C.30% of people with CIDP do not respond to standard therapies. The MHLW grants orphan drug designation to medicines that address rare medical diseases or conditions with unmet medical needs. There is currently c.4,000 people diagnosed with CIDP in Japan.
SAR446597 (C1s/Bb gene therapy)
The US FDA granted FTD to SAR446597, a one-time intravitreal gene therapy for the treatment of geographic atrophy due to dry age-related macular degeneration. SAR446597 delivers genetic material encoding two therapeutic antibody fragments that target and inhibit two critical components of the complement pathway: C1s in the classical pathway and factor Bb in the alternative pathway. Sanofi plans to start a phase 1/2 study to evaluate the safety, tolerability, and efficacy of SAR446597. Sanofi is also currently evaluating SAR402663, a one-time intravitreal gene therapy, in a phase 1/2 clinical study (clinical study identifier: NCT06660667), for the treatment of patients with neovascular wet age-related macular degeneration.
Oncology
Sarclisa (isatuximab)
Following the earlier positive opinion by the EMA's Committee for Medicinal Products for Human Use, the European Commission approved Sarclisa in combination with bortezomib, lenalidomide, and dexamethasone (VRd) for the induction treatment of adult patients with newly diagnosed multiple myeloma (NDMM) who are eligible for autologous stem cell transplant. The approval is based on results from part one of the two-part, double-randomized, German-speaking Myeloma Multicenter Group (GMMG)-HD7 phase 3 study (clinical study identifier: NCT03617731). Sarclisa-VRd demonstrated a deep and rapid response in transplant-eligible (TE) NDMM patients compared to VRd alone, reflected by a statistically significant minimal residual disease (MRD) negativity benefit at the end of the 18-week induction period, which was the primary endpoint of part one. These MRD results were supported by the final progression-free survival (PFS) analysis of part one (induction and transplant), which demonstrated a statistically significant and clinically meaningful improvement in PFS in patients treated with Sarclisa-VRd during induction, regardless of the maintenance therapy received.
SAR446523 (GPRC5D mAb)
The US FDA granted orphan drug designation to SAR446523 for the treatment of relapsed/refractory MM (R/R MM). SAR446523 is a mAb that targets G protein-coupled receptor, class C, group 5, member D (GPRC5D), a potential target for immunotherapy in MM. The GPRC5D mAb recently entered phase 1 testing (clinical study identifier: NCT06630806).
Vaccines
MenQuadfi (meningitis (six weeks+))
The US FDA updated MenQuadfi’s approval to now include active immunization in children aged six weeks to 23 months for the prevention of invasive meningococcal disease caused by Neisseria meningitidis serogroups A, C, W, and Y.
SP0087 (rabies)
The phase 3 study (clinical study identifier: NCT04127786) of the new vero cell vaccine for the prevention of rabies read out positively on safety and immunogenicity. The next-generation rabies vaccine is intended for both pre-exposure and post-exposure prevention of rabies. This study and previous studies will support a US regulatory submission in H2 2025.

SANOFI PRESS RELEASE Q2 2025	6

SP0218 (yellow fever)
The vaccine candidate is in development to prevent yellow fever infection from nine months of age. A phase 3 study in adults (clinical study identifier: NCT07002060) using the new vero cell vaccine commenced dosing the first patient.
Nuvaxovid (COVID-19)
Sanofi’s collaborator, Novavax, Inc. announced that the US FDA approved the BLA for Nuvaxovid for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in adults 65 years and older and in individuals aged 12 through 64 years who have at least one underlying condition that puts them at high risk for severe outcomes from COVID-19 (e.g., asthma, cancer, diabetes, obesity, smoking). Nuvaxovid has been available for use in the US under Emergency Use Authorization since July 2022 and has full market approvals in the EU and other jurisdictions. Under a May 2024 agreement, Sanofi has a co-exclusive license to co-commercialize Nuvaxovid in most countries worldwide and a sole license for use in combination with Sanofi’s flu vaccines, currently in phase 1 testing.
Anticipated major upcoming pipeline milestones

	Medicine/vaccine	Indication	Description
H2 2025	Dupixent	CSU	regulatory decision (EU)
	amlitelimab	AD	phase 3 data (first readout)
	itepekimab	COPD (subject to further analysis and regulatory discussions)	regulatory submission (US, EU)
	balinatunfib	rheumatoid arthritis	phase 2 data
	Rezurock	chronic graft-versus-host disease, third line	regulatory decision (EU)
	teplizumab	delay onset of type 1 diabetes	regulatory decision (EU, CN)
		early intervention in type 1 diabetes	regulatory decision (EU)
	rilzabrutinib	immune thrombocytopenia (ITP)	regulatory decision (US, EU)
regulatory submission (JP)
	Qfitlia	hemophilia A/B	regulatory decision (CN)
	efdoralprin alfa	alpha-1 antitrypsin deficiency (AATD) emphysema	phase 2 data
	tolebrutinib	non-relapsing, secondary progressive multiple sclerosis (nrSPMS)	regulatory decision (US)
		primary progressive MS (PPMS)	phase 3 data
	Sarclisa	subcutaneous formulation	regulatory submission
	SAR447873	gastroenteropancreatic neuroendocrine tumors	phase 2 data (final)
	Fluzone HD	influenza (50 years+)	phase 3 data
	SP0087	rabies	regulatory submission (US, EU)
	SP0230	meningitis	phase 2 data
	SP0256	RSV (older adults)	phase 2 data
H1 2026	Dupixent	BP	regulatory decision (EU, JP, CN)
	itepekimab	COPD (subject to further analysis and regulatory discussions)	regulatory submission (JP, CN)
	amlitelimab	AD	phase 3 data (full readout)
	lunsekimig	asthma	phase 2 data
	eclitasertib	ulcerative colitis	phase 2 data
	Cerezyme	GD3	regulatory decision (US)
	Nexviazyme	infantile-onset Pompe disease	phase 3 data
	venglustat	Fabry disease	phase 3 data
regulatory submission (US)
		GD3	phase 3 data
regulatory submission
	tolebrutinib	nrSPMS	regulatory decision (EU)
		PPMS	regulatory submission (US, EU)
	Fluzone HD	influenza (50 years+)	regulatory submission (US)
	SP0125	RSV (toddlers)	phase 3 data
H2 2026	frexalimab	systemic lupus erythematosus	phase 2 data
	rilzabrutinib	ITP	regulatory decision (CN)
	Nexviazyme	infantile-onset Pompe disease	regulatory submission (US, EU)
	efdoralprin alfa	AATD emphysema	regulatory submission (US)
	riliprubart	CIDP	phase 3 data
	Fluzone HD	influenza (50 years+)	regulatory submission (EU)
	SP0218	yellow fever	phase 3 data
A status on the Sanofi pipeline as of June 30, 2025, is available at: https://www.sanofi.com/en/our-science/our-pipeline.

SANOFI PRESS RELEASE Q2 2025	7

Sustainability update
Reducing healthcare’s environmental footprint: from ambition to results
With 3.6 billion people living in areas sensitive to climate change globally1, Sanofi aims to reduce the environmental footprint of its medicines and vaccines via the eco-design approach, spanning the entire lifecycle - from raw materials, manufacturing, device, and packaging, all the way to distribution, patient use, and end of life.
Starting in 2025, all new medicines and vaccines adopt an eco-design approach, and, by 2030, so will Sanofi’s 20 top sellers. Leveraging a science-based life-cycle assessment methodology2 and its own ISO-compliant eco-design digital intelligence tool, Sanofi has already achieved results of eco-design applications in some of its top-selling medicines and vaccines:
•For Dupixent3, the carbon footprint was reduced by 53%, water use cut by 62%, and resource depletion reduced by 30% by optimizing the active ingredient manufacturing process with the partner Regeneron.
•For Toujeo3, 27% carbon footprint reduction, 11% water savings, and 18% resource reduction was achieved, through improved manufacturing, packaging, and device production.
•For Hexaxim3, production and packaging were also optimized, resulting in 17% lower carbon footprint, 19% less water use, and 6% fewer resources used.
All measures were compared to the previous generation of those medicines and vaccines. These improvements demonstrate Sanofi's commitment to reducing environmental impact across its product range.
Decarbonizing patient care pathways
The healthcare sector generates c.5% of global greenhouse gas emissions, with about half of that attributable to the patient care pathway4. As a key player, Sanofi has the capacity to lead efforts to reduce emissions related to the patient journey.
Sanofi is increasing its efforts to generate and analyze data that examines how its treatments can help to decarbonize patient care pathways. Sanofi has already identified several ways to reduce environmental impact across patient care, such as prioritizing prevention, optimizing treatments, and improving care settings.
In a recent study conducted in Spain using real-world evidence, Sanofi demonstrated the positive environmental impact of the all-infant 2023-2024 immunization program against RSV with Beyfortus5. With immunization coverage exceeding 90% for in-season births and approaching 90% for out-of-season births6, RSV prevention contributed to lower greenhouse gas emissions through reduced healthcare system utilization and decreased patient transportation, as evidenced by fewer visits to primary care physicians, emergency rooms, and specialists, as well as reduced hospitalizations. The program reduced RSV-related CO2 emissions by 47% compared to the previous year’s standard of care, equivalent to 4.9 kilotons of CO2.
ESG ratings
Sanofi has been ranked tenth out of 500 on the list of the World’s Most Sustainable Companies and first in Pharmaceuticals & Biotechnology by TIME7. This recognition acknowledges the sustained efforts and strategic investments in comprehensive sustainability practices.

Sanofi’s latest ESG rankings:
1 World Health Organization newsroom/fact sheet on climate change/key facts October 12, 2023.
2 European Platform on environmental life cycle assessment: https://eplca.jrc.ec.europa.eu/EnvironmentalFootprint.html.
3 Based on an ISO-compliant life cycle assessment studies peer-reviewed by independent panels, ensuring a transparent and accurate result.
4 Information from white paper of sustainable markets initiative health systems task force, https://a.storyblok.com/f/109506/x/88fe7ea368/smi-hstf-pcp-whitepaper.pdf.
5 Sanofi Beyfortus health-economic model, Gil-Prieto et al. 2024, CVA analysis: ICAO 2024 data, CVA.
6 Data from the Spanish Ministry of Health (2024), https://www.sanidad.gob.es/areas/promocionPrevencion/vacunaciones/comoTrabajamos/docs/VRS_infantil.pdfb.
7 TIME, https://time.com/collection/worlds-most-sustainable-companies-2025/, July, 2025.

SANOFI PRESS RELEASE Q2 2025	8

Q2 and H1 2025 financial results
Business net income1
Net sales were €9,994 million in Q2 2025 and increased by 6.0% (10.1% at CER) from €9,427 million in Q2 2024. In H1 2025, net sales were €19,889 million and increased by 8.3% (9.9% at CER) from €18,360 million in H1 2024.
Other revenues were €741 million in Q2 2025 and increased by 0.7% (4.6% at CER) from €736 million in Q2 2024. VaxServe sales of non-Sanofi products were €431 million and increased by 1.3% at CER. In addition, other revenues included manufacturing services and other (€143 million), sales of Opella products in certain markets (€112 million), royalties (€29 million), and supply sales to Opella (€26 million). In H1 2025, other revenues were €1,452 million and decreased by 5.0% (3.9% at CER) from €1,529 million in H1 2024. VaxServe sales of non-Sanofi products were €842 million and decreased by 0.1% at CER. In addition, other revenues included manufacturing services and other (€275 million), sales of Opella products in certain markets (€206 million), royalties (€68 million), and supply sales to Opella (€61 million).
Gross profit was €7,742 million in Q2 2025 and increased by 8.0% (12.4% at CER) from €7,169 million in Q2 2024. The gross margin was 77.5% and increased by 1.5pp (77.6% at CER, up by 1.6pp). In H1 2025, gross profit was €15,460 million and increased by 11.0% (12.5% at CER) from €13,930 million in H1 2024. The gross margin was 77.7% and increased by 1.8pp (77.7% at CER, up by 1.8pp). The margin improvements in Q2 and H1 2025 were driven by portfolio shift towards specialty care and enhanced product mix.
Research and Development expenses were €1,909 million in Q2 2025 and increased by 14.7% (17.7% at CER) from €1,665 million in Q2 2024. Of this increase, c.11pp was caused by a one-time reimbursement in Q2 2024, the basis of comparison, for past ALTUVIIIO development expenses. The ratio of R&D to net sales was 19.1% and increased by 1.4pp (18.9% at CER, up by 1.2pp). In H1 2025, R&D expenses were €3,717 million and increased by 11.5% (12.3% at CER) from €3,335 million in H1 2024. In addition to the reimbursement in Q2 2024 mentioned above, an element of the increase related to wind-down costs in Q1 2025 for the discontinued E. coli sepsis vaccine candidate. The ratio of R&D to net sales was 18.7% and increased by 0.5pp (18.6% at CER, up by 0.4pp).
Selling, general and administrative expenses were €2,284 million in Q2 2025 and increased by 4.2% (7.8% at CER) from €2,192 million in Q2 2024. The ratio of SG&A to net sales was 22.9% and decreased by 0.4pp (22.8% at CER, down by 0.5pp). In H1 2025, SG&A expenses were €4,506 million and increased by 4.7% (5.9% at CER) from €4,303 million in H1 2024. The ratio of SG&A to net sales was 22.7% and decreased by 0.7pp (22.6% at CER, down by 0.8pp). The SG&A developments in Q2 and H1 2025 reflected continued support of launches and newer medicines in specialty care and vaccines.
Total operating expenses were €4,193 million in Q2 2025 and increased by 8.7% (12.1% at CER) from €3,857 million in Q2 2024. In H1 2025, total operating expenses were €8,223 million and increased by 7.7% (8.7% at CER) from €7,638 million in H1 2024.
Other operating income net of expenses was -€1,116 million in Q2 2025 and increased by 36.6% (41.7% at CER) from -€817 million in Q2 2024. Income included €114 million from divestments of medicines/portfolio streamlining (€68 million in Q2 2024), and €61 million from license-out royalties and other capital gains (€56 million in Q2 2024). The income was more than offset by an expense of €1,265 million representing Regeneron’s share of profit from the monoclonal antibody alliance (-€1,012 million in Q2 2024), -€8 million relating to other pharmaceutical collaborators (€16 million in Q2 2024), and -€18 million from other (€55 million in Q2 2024). In H1 2025, other operating income net of expenses was -€1,943 million and increased by 37.4% (39.3% at CER) from -€1,414 million in H1 2024. Income included €334 million from divestments (€202 million in H1 2024), and €136 million from royalties and other capital gains (€110 million in H1 2024). Expenses included €2,327 million from Regeneron’s share of profit from the monoclonal antibody alliance (-€1,837 million in H1 2024), -€66 million from other pharmaceutical collaborations (€13 million in H1 2024), and -€20 million from other (€98 million in H1 2024).
Share of profit from associates was €29 million in Q2 2025 compared to €28 million in Q2 2024 and mainly included the share of profit related to Vaxelis in the US. In H1 2025, Share of profit from associates was €77 million compared to €66 million in H1 2024 and mainly included the share of profit related to Vaxelis.
Business operating income was €2,461 million in Q2 2025 and decreased by 2.4% (+3.3% at CER) from €2,521 million in Q2 2024. The ratio of BOI to net sales was 24.6% and decreased by 2.1pp (25.1% at CER, down by 1.6pp). In H1 2025, BOI was €5,363 million and increased by 8.6% (10.8% at CER) from €4,938 million in H1 2024. The ratio of BOI to net sales was 27.0% and increased by 0.1pp (27.1% at CER, up by 0.2pp). BOI in Q2 and H1 2025 improved due to higher gross profit, partly offset by increased R&D expenses and Regeneron profit sharing.
Net financial expenses were €59 million in Q2 2025 compared to €89 million in Q2 2024, reflecting lower net debt costs and lower average interest rates. In H1 2025, net financial expenses were €127 million compared to €130 million in H1 2024, mainly reflecting lower average interest rates.
The effective tax rate was 19.5% in Q2 2025 and decreased from 20.0% in Q2 2024. Generally, the effective tax rate will fluctuate from quarter to quarter. In H1 2025, the effective tax rate was 21.0% and increased from 20.0% in H1 2024. The effective tax rate included a one-off impact from changes in French taxes in Q1 2025. Sanofi still targets an effective tax rate broadly stable versus 2024 (20%).
Business net income was €1,940 million in Q2 2025 and decreased by 0.6% (+5.1% at CER) from €1,951 million in Q2 2024. The ratio of business net income to net sales was 19.4% and decreased by 1.3pp (19.8% at CER, down by 0.9pp). In H1 2025, Business net income was €4,152 million and increased by 7.6% (9.8% at CER) from €3,859 million in H1 2024. The ratio of business net income to net sales was 20.9% and decreased by 0.1pp (21.0% at CER, stable).
Business earnings per share (EPS) was €1.59 in Q2 2025 and increased by 1.9% (8.3% at CER) from €1.56 in Q2 2024. The average number of shares outstanding was 1,217.1 million compared to 1,250.1 million in Q2 2024. In H1 2025, business EPS was
1 See Appendix 3 for the Q2 and H1 2025 consolidated income statement; see Appendix 9 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

SANOFI PRESS RELEASE Q2 2025	9

€3.39 and increased by 9.7% (12.0% at CER) from €3.09 in H1 2024. The average number of shares outstanding was 1,225.5 million compared to 1,249.4 million in H1 2024.
Plavix
During Q2, Sanofi reached a settlement of the civil action brought by the Hawaii Attorney General relating to Plavix (clopidogrel). This was the last remaining Plavix case against the company in the US. Sanofi settled this case to avoid the potentially significant costs and uncertainties of litigation, and Sanofi has not admitted any wrongdoing.
Medley
Sanofi has decided to carry out a strategic review of its Brazilian generics business, Medley, to evaluate future opportunities and identify the best path forward for long-term, sustainable growth in light of Sanofi’s strategy as an R&D driven, AI-powered biopharma company.
Opella
On April 30, 2025, Sanofi and CD&R closed the Opella transaction, creating an independent global consumer healthcare leader. Sanofi retained a significant shareholding in Opella through a 48.2% equity interest in OPAL JV Co, which indirectly holds 100% of Opella. Bpifrance owns 1.8% and CD&R the remaining 50.0%. The transaction was completed on the terms previously disclosed, and Sanofi received net cash proceeds of €10.7 billion.
To aid the ongoing assessment of the value of Sanofi’s Opella stake, Appendix 11 contains Opella’s summary financials.
Reconciliation of IFRS net income reported to business net income (see Appendix 4)
In H1 2025, the IFRS net income was €5,812 million. The main items excluded from the business net income were:
•Net income from Opella discontinued operation amounted to €2,881 million, including €2,693 million related to Opella divestment net gain recorded on April 30, 2025.
•An amortization charge of €777 million, of which €749 million related to intangible assets measured at their acquisition-date fair values (mainly Bioverativ €303 million, Provention Bio €106 million, Ablynx €84 million, Kadmon €81 million, Beyfortus €62 million and Genzyme €39 million) and €28 million related to intangible assets from separate acquisitions, measured initially at acquisition cost (licenses/products). These items had no cash impact.
•A net impairment expense of €210 million linked to research and development projects.
•Restructuring costs and similar items of €430 million mainly related to redundancy plans during H1 2025.
•Other gains and losses, and litigation of €57 million.
•A financial charge of €50 million related to the remeasurement of expected future royalty on Beyfortus US sales.
•A €384 million tax effect arising from the items listed above, mainly comprising €63 million of deferred taxes generated by amortization of intangible assets and €113 million associated with restructuring costs and similar items.
Cash flow
In H1 2025, free cash flow before restructuring, acquisitions, and disposals amounted to €3,448 million after a change in net working capital of -€77 million, and capital expenditures of -€873 million. After acquisitions1 of -€986 million, proceeds from disposals1 of €434 million, and payments related to restructuring and similar items of -€438 million, free cash flow2 was €2,458 million.
Net debt
After the acquisition of Dren-0201, Inc. (-€539 million), the impact of the share buyback of -€4,003 million, the dividend paid by Sanofi of -€4,772 million, the cash provided by the discontinued Opella business of €136 million, and the net cash inflow from the Opella transaction of €10,747 million, the change in net debt was €3,670 million. The net debt decreased from €8,772 million on December 31, 2024, to €5,102 million on June 30, 2025 (amount net of €15,359 million in cash and cash equivalents).
During the quarter, Sanofi announced that it had successfully priced an offering of €1.5 billion of notes across two tranches: €850 million floating-rate notes, due March 2027, bearing interest at 3-month Euribor plus 0.30% and €650 million fixed-rate notes, due March 2031, bearing interest at an annual rate of 2.75%. The notes were issued off the company's Euro medium-term note program.
Shareholder return
On April 30, 2025, at the annual general meeting, shareholders approved the proposed dividend of €3.92 per share for 2024, marking 30 consecutive years of dividend increases. Additionally, Sanofi is executing a €5 billion share buyback program in 2025, with the purpose of share cancellation. As of June 30, 2025, 79.6% of the program had been completed, with the remaining shares to be purchased in the open market during the remainder of 2025.

1 Not exceeding €500 million per transaction (inclusive of all payments related to the transaction).
2 Non-IFRS financial measure (definition in Appendix 9).

SANOFI PRESS RELEASE Q2 2025	10

Media Relations
Sandrine Guendoul	+33 6 25 09 14 25	sandrine.guendoul@sanofi.com
Evan Berland	+1 215 432 0234	evan.berland@sanofi.com
Léa Ubaldi	+33 6 30 19 66 46	lea.ubaldi@sanofi.com
Léo Le Bourhis	+33 6 75 06 43 81	leo.lebourhis@sanofi.com
Victor Rouault	+33 6 70 93 71 40	victor.rouault@sanofi.com
Timothy Gilbert	+1 516 521 2929	timothy.gilbert@sanofi.com

Investor Relations
Thomas Kudsk Larsen	+44 7545 513 693	thomas.larsen@sanofi.com
Alizé Kaisserian	+33 6 47 04 12 11	alize.kaisserian@sanofi.com
Felix Lauscher	+1 908 612 7239	felix.lauscher@sanofi.com
Keita Browne	+1 781 249 1766	keita.browne@sanofi.com
Nathalie Pham	+33 7 85 93 30 17	nathalie.pham@sanofi.com
Tarik Elgoutni	+1 617 710 3587	tarik.elgoutni@sanofi.com
Thibaud Châtelet	+33 6 80 80 89 90	thibaud.chatelet@sanofi.com
Yun Li	+33 6 84 00 90 72	yun.li3@sanofi.com

SANOFI PRESS RELEASE Q2 2025	11

Appendices

SANOFI PRESS RELEASE Q2 2025	12

Appendix 1: Q2 2025 net sales by medicine/vaccine and geography

Q2 2025 (€ million)	Total sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of World	% CER
Immunology
Dupixent	3,832	+21.1%	+16.0%	2,807	+22.7%	485	+21.3%	540	+12.9%
Kevzara	134	+35.3%	+31.4%	83	+46.7%	35	+16.7%	16	+25.0%
Rare diseases
ALTUVIIIO (*)	291	+91.8%	+84.2%	238	+74.3%	—	—%	53	+271.4%
Fabrazyme	263	-0.4%	-3.7%	128	-0.7%	69	+4.5%	66	-4.2%
Nexviazyme/Nexviadyme (*)	192	+17.3%	+14.3%	96	+13.5%	68	+30.8%	28	+3.7%
Cerezyme	173	-7.8%	-10.4%	44	-2.1%	60	-1.6%	69	-15.5%
Alprolix	145	+7.8%	+2.8%	112	+1.7%	—	—%	33	+36.0%
Myozyme	140	-19.4%	-22.2%	43	-27.4%	48	-30.4%	49	+6.1%
Cerdelga	80	—%	-2.4%	43	—%	33	—%	4	—%
Aldurazyme	69	-10.3%	-11.5%	17	+5.6%	22	—%	30	-23.7%
Cablivi (*)	69	+29.6%	+27.8%	35	+28.6%	30	+45.0%	4	-16.7%
Eloctate	65	-35.2%	-38.1%	45	-27.7%	—	—%	20	-47.5%
Xenpozyme (*)	54	+48.6%	+45.9%	22	+21.1%	22	+83.3%	10	+66.7%
Qfitlia (*)	1	—%	—%	1	—%	—	—%	—	—%
Neurology
Aubagio	73	-29.0%	-31.8%	46	-10.9%	17	-60.5%	10	+11.1%
Oncology
Sarclisa (*)	140	+19.0%	+15.7%	58	+19.6%	42	+27.3%	40	+10.8%
Jevtana	66	-5.6%	-8.3%	49	-1.9%	1	-50.0%	16	-11.8%
Fasturtec	44	+4.5%	—%	29	+3.4%	13	—%	2	+33.3%
Other main medicines
Lantus	426	+11.5%	+6.8%	199	+32.9%	74	-10.8%	153	+1.9%
Toujeo	338	+10.5%	+8.0%	60	+3.3%	126	+3.3%	152	+20.8%
Plavix	229	+1.3%	-2.6%	2	+100.0%	22	-4.3%	205	+1.4%
Lovenox	209	-15.6%	-18.4%	6	+100.0%	113	-24.7%	90	-5.8%
Praluent	137	+10.3%	+8.7%	—	—%	107	+23.0%	30	-17.9%
Rezurock (*)	132	+21.1%	+15.8%	107	+7.7%	14	+100.0%	11	+300.0%
Thymoglobulin	126	+2.3%	-2.3%	81	+2.4%	10	+11.1%	35	—%
Aprovel	102	-1.9%	-5.6%	2	—%	17	-10.5%	83	—%
Multaq	79	-2.4%	-6.0%	71	+1.3%	2	-33.3%	6	-33.3%
Soliqua/iGlarLixi	66	+19.6%	+17.9%	20	+16.7%	13	—%	33	+30.8%
Tzield (*)	18	+63.6%	+63.6%	16	+70.0%	—	-100.0%	2	—%
Mozobil	8	-57.1%	-61.9%	1	-50.0%	2	-83.3%	5	-14.3%
Others	931	-12.0%	-15.3%	90	-16.8%	284	-12.3%	557	-11.0%
Industrial Sales	148	+29.1%	+26.5%	1	—%	146	+28.2%	1	-100.0%
Vaccines
RSV (Beyfortus) (**)	72	+322.2%	+300.0%	3	+50.0%	7	—%	62	+312.5%
Polio/Pertussis/Hib primary vaccines and boosters	693	+1.3%	-2.5%	149	+6.8%	124	-10.8%	420	+3.3%
Influenza vaccines	141	+26.1%	+22.6%	27	+154.5%	46	+58.6%	68	-5.3%
Meningitis, Travel and endemic vaccines	307	+7.4%	+3.4%	148	-4.3%	50	—%	109	+34.5%
Biopharma	9,994	+10.1%	+6.0%	4,878	+17.3%	2,101	+3.0%	3,015	+4.4%
Pharma launches (*)	897	+39.8%	+35.3%	573	+35.3%	176	+40.0%	148	+61.3%
Launches (*), (**)	969	+47.3%	+42.3%	576	+35.3%	183	+45.6%	210	+98.2%

SANOFI PRESS RELEASE Q2 2025	13

Appendix 1: H1 2025 net sales by medicine/vaccine and geography

H1 2025 (€ million)	Total sales	% CER	% reported	United States	% CER	Europe	% CER	Rest of World	% CER
Immunology
Dupixent	7,312	+20.7%	+19.1%	5,283	+20.7%	944	+22.3%	1,085	+19.2%
Kevzara	245	+30.7%	+29.6%	151	+46.7%	65	+10.2%	29	+12.0%
Rare diseases
ALTUVIIIO (*)	542	+95.4%	+93.6%	456	+78.4%	—	—%	86	+304.8%
Fabrazyme	525	+1.0%	—%	261	+0.8%	134	+3.9%	130	-1.5%
Nexviazyme/Nexviadyme (*)	387	+21.6%	+20.9%	195	+13.2%	132	+38.9%	60	+17.6%
Cerezyme	363	-8.6%	-10.8%	91	-4.2%	119	-5.6%	153	-13.0%
Alprolix	305	+13.7%	+12.5%	240	+7.6%	—	—%	65	+43.5%
Myozyme	275	-24.8%	-25.9%	91	-24.6%	97	-33.1%	87	-13.5%
Cerdelga	166	+1.2%	+0.6%	89	-1.1%	68	+4.6%	9	—%
Aldurazyme	163	+1.9%	+1.2%	36	+2.8%	43	-4.4%	84	+5.0%
Cablivi (*)	136	+20.4%	+20.4%	71	+18.3%	55	+25.6%	10	+10.0%
Eloctate	135	-28.8%	-29.3%	97	-22.8%	—	—%	38	-40.6%
Xenpozyme (*)	110	+54.2%	+52.8%	47	+27.0%	44	+83.3%	19	+81.8%
Qfitlia (*)	1	—%	—%	1	—%	—	—%	—	—%
Neurology
Aubagio	138	-33.0%	-34.0%	76	-18.8%	40	-57.9%	22	+22.2%
Oncology
Sarclisa (*)	276	+22.5%	+21.6%	119	+20.0%	83	+29.7%	74	+19.0%
Jevtana	141	+0.7%	+0.7%	108	+9.0%	2	-50.0%	31	-16.7%
Fasturtec	88	+3.5%	+2.3%	57	+1.8%	25	+4.3%	6	+14.3%
Other main medicines
Lantus	876	+17.7%	+15.4%	395	+47.8%	149	-14.9%	332	+9.9%
Toujeo	692	+10.3%	+9.1%	126	+8.5%	248	+2.9%	318	+17.4%
Plavix	473	+1.9%	—%	3	—%	44	-4.3%	426	+2.6%
Lovenox	447	-11.0%	-13.7%	9	+50.0%	247	-19.0%	191	-1.0%
Praluent	267	+8.5%	+8.1%	—	—%	209	+22.9%	58	-23.4%
Rezurock (*)	263	+28.0%	+27.1%	220	+18.1%	23	+91.7%	20	+185.7%
Thymoglobulin	248	+2.4%	+0.8%	154	—%	21	+10.5%	73	+5.7%
Aprovel	212	+0.9%	-0.5%	3	+50.0%	35	-5.4%	174	+1.7%
Multaq	160	-0.6%	-1.2%	145	+1.4%	5	-16.7%	10	-18.2%
Soliqua/iGlarLixi	136	+21.1%	+19.3%	44	+15.8%	26	+13.0%	66	+28.3%
Tzield (*)	29	+38.1%	+38.1%	27	+35.0%	1	—%	1	—%
Mozobil	16	-63.0%	-65.2%	2	-60.0%	5	-82.1%	9	-23.1%
Others	1,971	-10.4%	-12.9%	176	-16.7%	584	-12.1%	1,211	-8.6%
Industrial Sales	251	-8.0%	-8.4%	1	—%	241	-11.0%	9	—%
Vaccines
RSV (Beyfortus) (**)	356	+79.0%	+78.0%	68	-43.1%	85	+1114.3%	203	+168.8%
Polio/Pertussis/Hib primary vaccines and boosters	1,361	+2.4%	+1.0%	320	+3.9%	223	-10.1%	818	+5.8%
Influenza vaccines	214	+15.4%	+13.8%	54	+237.5%	52	+73.3%	108	-21.8%
Meningitis, Travel and endemic vaccines	609	+5.5%	+4.5%	319	+7.3%	96	-2.1%	194	+6.5%
Biopharma	19,889	+9.9%	+8.3%	9,535	+16.4%	4,144	+1.8%	6,210	+6.4%
Pharma launches (*)	1,744	41.7%	40.6%	1,136	36.9%	338	41.0%	270	+67.5%
Launches (*), (**)	2,100	+46.9%	+45.8%	1,204	+27.1%	423	+71.5%	473	+100.0%

SANOFI PRESS RELEASE Q2 2025	14

Appendix 2: Business net income

Q2 2025	Biopharma			Other			Total group
(€ million)	Q2 2025	Q2 2024[1]	Change	Q2 2025	Q2 2024[1]	Change	Q2 2025	Q2 2024[1]	Change
Net sales	9,994	9,427	6.0%	—	—	—%	9,994	9,427	6.0%
Other revenues	629	657	-4.3%	112	79	41.8%	741	736	0.7%
Cost of sales	(2,927)	(2,942)	-0.5%	(66)	(52)	26.9%	(2,993)	(2,994)	—%
As % of net sales	(29.3%)	(31.2%)					(29.9%)	(31.8%)
Gross profit	7,696	7,142	7.8%	46	27	70.4%	7,742	7,169	8.0%
As % of net sales	77.0%	75.8%					77.5%	76.0%
Research and development expenses	(1,908)	(1,664)	14.7%	(1)	(1)	—%	(1,909)	(1,665)	14.7%
As % of net sales	(19.1%)	(17.7%)					(19.1%)	(17.7%)
Selling and general expenses	(2,247)	(2,165)	3.8%	(37)	(27)	37.0%	(2,284)	(2,192)	4.2%
As % of net sales	(22.5%)	(23.0%)					(22.9%)	(23.3%)
Other operating income/expenses	(1,115)	(822)		(1)	5		(1,116)	(817)
Share of profit/loss of associates and joint ventures[2]	29	28		—	—		29	28
Net income attributable to non-controlling interests	(1)	(2)		—	—		(1)	(2)
Business operating income	2,454	2,517	-2.5%	7	4	75.0%	2,461	2,521	-2.4%
As % of net sales	24.6%	26.7%					24.6%	26.7%

			Financial income and expenses				(59)	(89)
			Income tax expenses				(462)	(481)
			Tax rate[3]				(19.5%)	(20.0%)
			Business net income				1,940	1,951	-0.6%
			As % of net sales				19.4%	20.7%

			Business earnings/share (in euros)[4]				1.59	1.56	1.9%

1 Figures for 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
2 Net of tax.
3 Determined based on business income before tax, associates, and non-controlling interests.
4 Based on an average number of shares outstanding of 1,217.1 million in Q2 2025 and 1,250.1 million in Q2 2024.

SANOFI PRESS RELEASE Q2 2025	15

H1 2025	Biopharma			Other			Total group
(€ million)	H1 2025	H1 2024[1]	Change	H1 2025	H1 2024[1]	Change	H1 2025	H1 2024[1]	Change
Net sales	19,889	18,360	8.3%	—	—	—%	19,889	18,360	8.3%
Other revenues	1,246	1,352	-7.8%	206	177	16.4%	1,452	1,529	-5.0%
Cost of sales	(5,753)	(5,849)	-1.6%	(128)	(110)	16.4%	(5,881)	(5,959)	-1.3%
As % of net sales	(28.9%)	(31.9%)					(29.6%)	(32.5%)
Gross profit	15,382	13,863	11.0%	78	67	16.4%	15,460	13,930	11.0%
As % of net sales	77.3%	75.5%					77.7%	75.9%
Research and development expenses	(3,716)	(3,334)	11.5%	(1)	(1)	—%	(3,717)	(3,335)	11.5%
As % of net sales	(18.7%)	(18.2%)					(18.7%)	(18.2%)
Selling and general expenses	(4,447)	(4,247)	4.7%	(59)	(56)	5.4%	(4,506)	(4,303)	4.7%
As % of net sales	(22.4%)	(23.1%)					(22.7%)	(23.4%)
Other operating income/expenses	(1,941)	(1,426)		(2)	12		(1,943)	(1,414)
Share of profit/loss of associates and joint ventures [2]	77	66		—	—		77	66
Net income attributable to non-controlling interests	(8)	(6)		—	—		(8)	(6)
Business operating income	5,347	4,916	8.8%	16	22	-27.3%	5,363	4,938	8.6%
As % of net sales	26.9%	26.8%		—%			27.0%	26.9%

			Financial income and expenses				(127)	(130)
			Income tax expenses				(1,084)	(949)
			Tax rate[3]				(21.0%)	(20.0%)
			Business net income				4,152	3,859	7.6%
			As % of net sales				20.9%	21.0%

			Business earnings/share (in euros)[4]				3.39	3.09	9.7%
1 Figures for 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
2 Net of tax.
3 Determined based on business income before tax, associates, and non-controlling interests.
4 Based on an average number of shares outstanding of 1,225.5 million in H1 2025 and 1,249.4 million in H1 2024.

SANOFI PRESS RELEASE Q2 2025	16

Appendix 3: Consolidated income statement

(€ million)	Q2 2025	Q2 2024[1]	H1 2025	H1 2024[1]
Net sales	9,994	9,427	19,889	18,360
Other revenues	741	736	1,452	1,529
Cost of sales	(2,993)	(2,997)	(5,881)	(5,966)
Gross profit	7,742	7,166	15,460	13,923
Research and development expenses	(1,909)	(1,665)	(3,717)	(3,335)
Selling and general expenses	(2,284)	(2,192)	(4,506)	(4,303)
Other operating income	202	184	533	563
Other operating expenses	(1,318)	(1,001)	(2,476)	(1,977)
Amortization of intangible assets	(378)	(414)	(777)	(898)
Impairment of intangible assets	(185)	354	(210)	371
Fair value remeasurement of contingent consideration	(52)	(85)	(61)	(66)
Restructuring costs and similar items	(325)	(446)	(430)	(1,060)
Other gains and losses, and litigation	(20)	(369)	(57)	(450)
Operating income	1,473	1,532	3,759	2,768
Financial expenses	(148)	(336)	(361)	(583)
Financial income	98	130	184	277
Income before tax and associates and joint ventures	1,423	1,326	3,582	2,462
Income tax expense	(230)	(275)	(711)	(379)
Share of profit/(loss) of associates and joint ventures	43	21	85	(22)
Net income from continuing operations	1,236	1,072	2,956	2,061
Net income from discontinued operations	2,707	45	2,881	202
Net income	3,943	1,117	5,837	2,263
Net income attributable to non-controlling interests	4	4	25	17
Net income attributable to equity holders of Sanofi	3,939	1,113	5,812	2,246
Average number of shares outstanding (million)	1,217.1	1,250.1	1,225.5	1,249.4
Basic earnings per share from continuing operations (in euros)	1.02	0.85	2.40	1.64
Basic earnings per share from discontinued operations (in euros)	2.22	0.04	2.34	0.16
Basic earnings per share (in euros)	3.24	0.89	4.74	1.80
1 Figures for 2024 comparative periods have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.

SANOFI PRESS RELEASE Q2 2025	17

Appendix 4: Reconciliation of net income attributable to equity holders of Sanofi to business net income

(€ million)	Q2 2025	Q2 2024[1]	H1 2025	H1 2024[1]
Net income attributable to equity holders of Sanofi	3,939	1,113	5,812	2,246
Net income from discontinued operations	(2,707)	(45)	(2,881)	(202)
Amortization of intangible assets[2]	378	414	777	898
Impairment of intangible assets	185	(354)	210	(371)
Fair value remeasurement of contingent consideration	55	88	68	72
Expenses arising from the impact of acquisitions on inventories	—	3	—	7
Restructuring costs and similar items	325	446	430	1,060
Other gains and losses, and litigation	20	369	57	450
Financial (income) / expense related to liabilities carried at amortized cost other than net indebtedness	(9)	117	50	176
Tax effect of the items listed above:	(238)	(206)	(384)	(577)
Amortization and impairment of intangible assets	(104)	31	(173)	(48)
Fair value remeasurement of contingent consideration	(11)	(20)	(14)	(17)
Restructuring costs and similar items	(86)	(99)	(113)	(343)
Other items	(37)	(118)	(84)	(169)
Other tax effects	6	—	11	7
Other items	(14)	6	2	93
Business net income	1,940	1,951	4,152	3,859
IFRS earnings per share (€)[3]	3.24	0.89	4.74	1.80
1 Figures for 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
2 Of which related to amortization expense generated by the intangible assets measured at their acquisition-date fair values: €363 million in Q2 2025 and
€400 in million in Q2 2024.
3 Based on an average number of shares outstanding of 1,217.1 million in Q2 2025 and 1,250.1 million in Q2 2024.

SANOFI PRESS RELEASE Q2 2025	18

Appendix 5: Change in net debt and summarized statements of cash flow

(€ million)	H1 2025	H1 2024[1]
Business net income	4,152	3,859
Depreciation, amortization and impairment of property, plant and equipment and software	683	706
Other items	(437)	(448)
Operating cash flow	4,398	4,117
Changes in working capital	(77)	(2,216)
Acquisitions of property, plant and equipment and software	(873)	(911)
Free cash flow before restructuring, acquisitions, and disposals	3,448	990
Acquisitions of intangibles assets, investments, and other long-term financial assets[2]	(986)	(506)
Restructuring costs and similar items paid	(438)	(574)
Proceeds from disposals of property, plant, and equipment, intangible assets, and other non-current assets net of taxes[2]	434	518
Free cash flow	2,458	428
Acquisitions[3]	(563)	(2,493)
Issuance of Sanofi shares	29	21
Acquisition of treasury shares and related tax effect	(4,003)	(302)
Dividends paid to shareholders of Sanofi	(4,772)	(4,704)
Other items	(460)	(380)
Net cash inflow from the Opella transaction	10,747	—
Net cash provided by/(used in) the discontinued Opella business	136	111
Change in net debt before Opella reclassification to “Assets held-for-sale”	3,572	(7,319)
Opella net debt reclassified to held for sale as of December 31, 2024	98	—
Change in net debt	3,670	(7,319)
Beginning of period	8,772	7,793
Closing of net debt	5,102	15,112

(€ million)	H1 2025	H1 2024[1]
Net cash provided by/(used in) continuing operating activities	3,367	1,238
Net cash provided by/(used in) operating activities of the discontinued Opella business	188	184
Net cash provided by/(used in) operating activities	3,555	1,422
Net cash provided by/(used in) continuing investing activities	(1,979)	(3,355)
Net cash provided by/(used in) investing activities of the discontinued Opella business	(36)	(58)
Net cash inflow from the Opella transaction (b)	10,742	—
Net cash provided by/(used in) investing activities	8,727	(3,413)
Net cash provided by/(used in) continuing financing activities	(4,441)	92
Net cash provided by/(used in) financing activities of the discontinued Opella business	(48)	(3)
Net cash provided by/(used in) financing activities	(4,489)	89
Impact of exchange rates on cash and cash equivalents	(42)	(13)
Cash and cash equivalents reported as held for sale as of December 31, 2024	167	—
Net change in cash and cash equivalents	7,918	(1,915)
Cash and cash equivalents, beginning of period	7,441	8,710
Cash and cash equivalents, end of period	15,359	6,795

1 Figures for 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued
operation.
2 Free cash flow includes investments and divestments not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
3 Includes transactions that are above a cap of €500 million per transaction (inclusive of all payments related to the transaction).

SANOFI PRESS RELEASE Q2 2025	19

Appendix 6: Simplified consolidated balance sheet

Assets (€ million)	June 30, 2025	December 31, 2024	liabilities and equity (€ million)	June 30, 2025	December 31, 2024
			Equity attributable to equity holders of Sanofi	70,008	77,507
			Equity attributable to non-controlling interests	271	350
			Total equity	70,279	77,857
			Long-term debt	13,200	11,791
Property, plant, and equipment – owned assets	9,574	10,091	Non-current lease liabilities	1,524	1,645
Right-of-use assets	1,433	1,510	Non-current liabilities related to business combinations and to non-controlling interests	564	569
Intangible assets (including goodwill)	60,714	66,013	Non-current provisions and other non-current liabilities	7,116	8,096
Non-current income tax assets	541	560	Non-current income tax liabilities	1,502	1,512
Other non-current assets, investments in associates and joint-ventures and deferred tax assets	12,150	12,036	Deferred tax liabilities	1,715	2,166
Non-current assets	87,942	90,210	Non-current liabilities	25,621	25,779
			Accounts payable and other current liabilities	20,772	21,792
			Current liabilities related to business combinations and to non-controlling interests	0	72
Inventories, accounts receivable and other current assets	21,023	20,934	Current income tax liabilities	724	697
Current income tax assets	397	724	Current lease liabilities	252	261
Cash and cash equivalents	15,359	7,441	Short-term debt and current portion of long-term debt	7,309	4,209
Assets held for sale	238	13,489	Liabilities related to assets held for sale	2	2,131
Current assets	37,017	42,588	Current liabilities	29,059	29,162
Total assets	124,959	132,798	Total equity and liabilities	124,959	132,798

SANOFI PRESS RELEASE Q2 2025	20

Appendix 7: Other operating income net of expenses related to Regeneron

(€ million)	H1 2025	H1 2024
Monoclonal antibodies alliance
Income and expense related to profit/loss sharing	(2,475)	(1,934)
Additional share of profit paid by Regeneron related to development costs	494	389
Regeneron commercial operating expenses reimbursement	(346)	(292)
Total: monoclonal antibody alliance	(2,327)	(1,837)
Other Regeneron
Total others related to Regeneron (mainly Libtayo and Zaltrap)	66	92
Total related to Regeneron	(2,261)	(1,745)

SANOFI PRESS RELEASE Q2 2025	21

Appendix 8: Currency sensitivity
2025 net sales and business EPS currency sensitivity

Currency	Variation	Net sales sensitivity		Business EPS sensitivity
US Dollar	+0.05 USD/EUR	-€968	m	-EUR 0.18
Japanese Yen	+5 JPY/EUR	-€55	m	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-€69	m	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-€53	m	-EUR 0.01
Currency exposure on Q2 2025 sales

Currency	Q2 2025
US Dollar	49.9%
Euro	18.8%
Chinese Yuan	6.6%
Japanese Yen	3.7%
Brazilian Real	1.7%
Canadian Dollar	1.5%
Mexican Peso	1.2%
British Pound	1.2%
Russian Ruble	1.0%
Turkish Lira	1.0%
Others	13.4%
Currency average rates

	Q2 2024	Q2 2025	Change
€/$	1.077	1.134	+5.3%
€/Yen	167.783	163.807	-2.4%
€/Yuan	7.813	8.198	+4.9%
€/Real	5.619	6.425	+14.3%
€/Ruble	97.409	91.674	-5.9%

SANOFI PRESS RELEASE Q2 2025	22

Appendix 9: Definitions of non-IFRS financial indicators
Company sales at constant exchange rates (CER)
References to changes in net sales “at constant exchange rates” (CER) means that it excludes the effect of changes in exchange rates.
The effect of exchange rates is eliminated by recalculating net sales for the relevant period at the exchange rates used for the previous period.
Reconciliation of net sales to company sales at constant exchange rates for Q2 and H1 2025

(€ million)	Q2 2025	H1 2025
Net sales	9,994	19,889
Effect of exchange rates	(384)	(286)
Company sales at constant exchange rates	10,378	20,175
Business net income
Sanofi publishes a key non-IFRS indicator. Business net income is defined as net income attributable to equity holders of Sanofi excluding:
•net income from discontinued operations,
•amortization of intangible assets,
•impairment of intangible assets,
•fair value remeasurement of contingent consideration related to business combinations or to disposals,
•expenses arising from the impact of acquisitions on inventories,
•restructuring costs and similar items1,
•other gains and losses (including gains and losses on disposals of non-current assets1),
•costs or provisions associated with litigation1,
•financial (income)/expense related to liabilities carried at amortized cost other than net indebtedness,
•tax effects related to the items listed above as well as effects of major tax disputes,
•the share of profits/losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has a strategic alliance,
•net income attributable to non-controlling interests related to the items listed above.
Free cash flow
Free cash flow is a non-IFRS financial indicator which is reviewed by management, and which management believes provides useful information to measure the net cash generated from Sanofi’s operations that is available for strategic investments2 (net of divestments2), for debt repayment, and for capital return to shareholders. Free cash flow is determined from the Business net income adjusted for depreciation, amortization, and impairment, share of profit/loss in associates and joint ventures net of dividends received, gains and losses on disposals, net change in provisions including pensions and other post-employment benefits, deferred taxes, share-based expense, and other non-cash items. It comprises net changes in working capital, capital expenditures and other asset acquisitions3 net of disposal proceeds3, and payments related to restructuring and similar items. Free cash flow is not defined by IFRS, and it is not a substitute measure for the IFRS aggregate net cash flow in operating activities.
Reconciliation from net cash provided by/(used in) operating activities to free cash flow

(€ million)	H1 2025	H1 2024[4]
Net cash provided by/(used in) operating activities (IFRS)[5]	3,555	1,422
Net cash provided by/(used in) operating activities (IFRS) of the discontinued Opella business	(188)	(184)
Acquisition of property, plant, and equipment and software	(873)	(911)
Acquisitions of intangibles assets, investments, and other long-term financial assets[3]	(986)	(506)
Proceeds from disposals of property, plant and equipment, intangible assets, and other non-current assets net of taxes[3]	434	518
Repayment of lease liabilities	(124)	(136)
Others	640	225
Free cash flow[6]	2,458	428
1 Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation.
2 Amount of the transaction above a cap of €500 million per transaction (inclusive of all payments related to the transaction).
3 Not exceeding a cap of €500 million per transaction (inclusive of all payments related to the transaction).
4 Figures for 2024 comparative period have been re-presented on a consistent basis to reflect the classification of Opella as a discontinued operation.
5 Most directly comparable IFRS measure to free cash flow.
6 Non IFRS indicator (see definition in Appendix 9).

SANOFI PRESS RELEASE Q2 2025	23

Appendix 10: Sustainability dashboard
The KPIs below indicate progress on the new sustainability strategy.

Topic	Ambition	Progress
Access to healthcare
		H1 2025	Q1 2025
Access diabetes	Increase patient reach by expanding access to diabetes care programs	Diabetes care programs in three countries (excl. GHU countries) 38,579 patients treated	New KPI linked to AIR strategy
Sanofi Global Health Unit (GHU)	Reach 1.5 million NCD patients by 2026 (cumulative since 2022) and 2 million by 2030	171,666 patients treated in 29 countries 83 active healthcare partnerships in 29 countries Seven investments signed through the Impact Fund	83,228 patients treated in 21 countries 85 active healthcare partnerships in 30 countries Seven investments signed through the Impact Fund
Global access plans	Develop a global access plan for all new medicines/vaccines to make them available within two years after first launch	12 global access plans initiated or developed covering more than 15 indications	12 global access plans initiated or developed covering more than 15 indications

Environmental impact
		Q2 2025[1]	Q1 2025[1]
Climate change – carbon footprint Scope 1 and 2 (CO2 emissions)	55% reduction in scope 1 and 2 greenhouse gas emissions (CO2 equivalent) by 2030 (cumulative vs 2019 baseline) to contribute to carbon neutrality by 2030 and net-zero emissions by 2045 (all scopes)	45% GHG reduction vs 2019	44% GHG reduction vs 2019
Climate change – carbon footprint Scope 3 (CO2 emissions)	30% reduction in scope 3 greenhouse gas emissions (CO2 equivalent) by 2030 (cumulative vs 2019 baseline) to contribute to carbon neutrality by 2030 and net-zero emissions by 2045 (all scopes)	14% GHG reduction vs 2019	14% GHG reduction vs 2019
Renewable electricity	100% of renewable electricity at all sites by 2030	85%	84%
Eco-design	20 top-selling medicines and vaccines following eco-design approach by 2030	50%	30%
		FY 2025	FY 2024
Blister-free syringe vaccines	100% blister-free syringe vaccines by 2027	Data updated annually, next update in Q4 2025	55% blister-free syringe vaccines

Resilience of healthcare systems
		Q2 2025	Q1 2025
Patient care pathways	Assess CO2 emissions for the patient care journey for launches across GBUs	2 patient care pathways analyzed for new launches	New KPI linked to AIR strategy

Fundamentals
		Q2 2025	Q1 2025
Global gender representation	Women in senior leadership roles	46%	46%
	Women in executive roles	44%	43%
1 As of 2025, Sanofi’s environmental reporting excludes Opella data.

SANOFI PRESS RELEASE Q2 2025	24

Appendix 11: Opella
Key items from the Opella (OPAL JV Co) 2025 half-year consolidated financial statements, unaudited, and from the time of closing on April 30, 2025, are presented below:

(€ million)	H1 2025
Consolidated income statement
Net sales and other revenues[1]	887
Net income[1]	24
Consolidated statement of comprehensive income
Other comprehensive income	(1)
Comprehensive income	23

(€ million)	June 30, 2025
Consolidated balance sheet
Non-current assets	16,179
Current assets	2,937
Total assets	19,116

Equity attributable to equity holders of OPAL JV Co	5,754
Equity attributable to non-controlling interests	541
Total equity of Opella	6,295
Non-current liabilities	11,039
Current liabilities	1,782
Total liabilities	12,821
Total liabilities and Shareholders’ equity	19,116

End.
1 With effect from May 1, 2025, Opella (OPAL JV Co) is accounted for using the equity method following the loss of control of Opella by Sanofi on April 30,
2025.

SANOFI PRESS RELEASE Q2 2025	25

Forward-looking statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.
With respect to any sustainability or environmental, social and governance (ESG)-related information contained herein, in light of the significant uncertainties inherent in such statements and other related information contained herein, investors should not regard these statements as a representation or warranty by Sanofi or any other person that Sanofi will achieve its goals, objectives, aspirations, metrics, plans or targets in any specified time frame or at all, including with respect to ESG and sustainability matters, and such statements and other information are dependent on future market factors, such as customer demand, continued technological progress, policy support and timely rule-making or continuation of government incentives and funding, and are forward-looking statements. Sanofi’s ability to achieve goals, objectives, aspirations, metrics, plans or targets in any specified time frame or at all, including with respect to ESG and sustainability matters, is subject to other conditions and considerations, both within and outside Sanofi’s control, that may affect its ability to meet such goals, objectives, aspirations, metrics, plans or targets, and/or put in place the initiatives required to meet them. Such conditions and considerations include but are not limited to the risk factors described above. In addition, historical, current, and forward-looking environmental and other ESG or sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future, including future laws and rulemaking. Sanofi plans to continue to evaluate its goals, objectives, aspirations, metrics, plans and targets and its approach to them and may make adjustments as it deems necessary in light of such considerations.
All Sanofi trademarks mentioned in this document are protected.

SANOFI PRESS RELEASE Q2 2025	26